

December 15, 2010

Brian R. McLeod
Vice President and
Chief Financial Officer
The National Security Group, Inc.
661 East Davis Street
Elba, Alabama 36323

      Re: **The National Security Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 26, 2010
              File No. 000-18649

Dear Mr. McLeod:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 44

1. The audit report of Warren, Averett, Kimbrough & Marino, LLC references the report of another auditor for the financial statements as of December 31, 2008. Please file this report as reissued by the other auditor as required by Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant